UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) – July 18, 2018

Farmers Capital Bank Corporation

(Exact name of registrant as specified in its charter)

Kentucky	0-14412	61-1017851
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 309 202 West Main St. Frankfort, KY	40601
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (502) 227-1668

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company.  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

On July 18, 2018, Farmers Capital Bank Corporation (“Farmers Capital”) and Wesbanco, Inc. (“WesBanco”) agreed with plaintiff to settle the putative class action pending in the Franklin Circuit Court of the Commonwealth of Kentucky captioned Parshall v. Farmers Capital Bank Corporation (Case No. 18-CI-00699) (the “Action”).

The Action relates to the disclosures made by Farmers Capital and Wesbanco with respect to the transactions contemplated (the “Proposed Merger”) by the Agreement and Plan of Merger, dated as of April 19, 2018, by and among Farmers Capital, Wesbanco, United Bank & Capital Trust Company and Wesbanco Bank, Inc. (the “Merger Agreement”). Pursuant to the agreement, Farmers Capital and Wesbanco are making available additional information to Farmers Capital shareholders. The additional information is contained in the supplement (the “Supplement”) to the Proxy Statement/Prospectus of Farmers Captial and Wesbanco, dated June 15, 2018 (the “Proxy Statement”) attached as Exhibit 99.1 to this Report. The Supplement should be read in conjunction with the Proxy Statement and the documents incorporated by reference therein.

Farmers Capital, Wesbanco, and the other defendants deny the allegations made by plaintiff in the Action and believe the disclosures in the Proxy Statement are adequate under the law. Nevertheless, Farmers Capital, Wesbanco, and the other defendants have agreed to settle the Action in order to avoid the costs, disruption, and distraction of further litigation.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is filed as part of this Report:

99.1	Supplement dated July 18, 2018 to Proxy Statement/Prospectus dated June 15, 2018.

Information About the Merger and Where to Find It

Farmers Capital, Wesbanco and the other defendants deny the allegations made by plaintiff in the Action and believe the disclosures in the Proxy Statement are adequate under the law. Nevertheless, Farmers Capital Wesbanco, and the other defendants have agreed to settle the Action in order to avoid the costs, disruption, and distraction of further litigation. In connection with the Proposed Merger, Farmers Capital filed with the SEC a Definitive Proxy Statement, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF FARMERS CAPITAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement dated June 15, 2018 was mailed to shareholders of Farmers Capital on or around June 18, 2018. The Farmers Capital shareholder meeting is scheduled for July 23, 2018. In addition, the Proxy Statement, and other related documents filed by Farmers Capital with the SEC, may be obtained for free at the SEC’s website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from Farmers Capital’s website at http://www.farmerscapital.com.

Participants in the Solicitation

WesBanco and Farmers Capital and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Farmers Capital in connection with the Proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2018 annual meeting of shareholders, as filed with the SEC on March 13, 2018. Information about the directors and executive officers of Farmers Capital is set forth in the proxy statement for Farmers Capital’s 2018 annual meeting of shareholders, as filed with the SEC on April 2, 2018. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of Farmers Capital shareholders in connection with the proposed merger is included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC or Farmers Capital using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FARMERS CAPITAL SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers Capital Bank Corporation

7-18-18	/s/ Mark A. Hampton
Date	Mark A. Hampton
Executive Vice President, Secretary and Chief Financial Officer